Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 and related Prospectus of American Superconductor Corporation of our report dated March 26, 2024 relating to the combined balance sheets of Megatran Industries, Subsidiaries and Affiliate as of December 31, 2023 and 2022, the combined statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2023 and 2022, and the related notes to the combined financial statements, which report appears in the Current Report on Form 8-K/A of American Superconductor Corporation dated August 6, 2024.

We also consent to the reference to our firm under the headings “Experts” in such Prospectus.

/s/ Kreischer Miller
100 Witmer Road, Suite 350
Horsham, PA 19044-2369

August 12, 2024